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As filed with the United States Securities and Exchange Commission November 22, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Reliant Energy, Inc.
(Name of Subject Company (Issuer))

Reliant Energy, Inc.
(Name of Filing Person—(Offeror))

5.00% Convertible Senior Subordinated Notes due 2010
(Title of Class of Securities)

75952B AC 9 and 75952B AD 7
(CUSIP Numbers of Class of Securities)

Michael L. Jines, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Reliant Energy, Inc.
1000 Main Street
Houston, Texas 77002
(713) 497-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
 Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee

$422,001,434	$45,155

(1)
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the tender of all of our outstanding 5.00% Convertible Senior Subordinated Notes due 2010 in exchange for shares of our common stock. If all of the notes are validly tendered and not withdrawn, we will pay to the holders thereof an aggregate of $41,250,000 in cash, which includes accrued and unpaid interest on the Notes up to, but not including, the exchange date of $4,812,500 and issue to the holders thereof an aggregate of 28,822,970 shares of our common stock having an aggregate market value of $380,751,434 (based on the average of the high and low trading prices of our common stock on the New York Stock Exchange on November 20, 2006).

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed by Reliant Energy, Inc., a Delaware corporation (the "Company" or the "Offeror"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to pay a cash premium of $150.00 (the "Additional Exchange Consideration"), which includes accrued and unpaid interest up to, but not including, the exchange date, for each $1,000 principal amount of the Company's 5.00% Convertible Senior Subordinated Notes due 2010 (the "Notes") that is validly tendered in exchange for shares of its common stock, par value $.001 per share. This offer shall commence on the filing date hereof and shall expire at 12:00 midnight, New York City time, on December 20, 2006, unless extended or earlier terminated by the Company (the "Special Exchange Period"). This offer will be made on the terms and subject to the conditions described in the Offering Circular, dated November 22, 2006 (the "Offering Circular"), and the Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer").

        The Notes are currently convertible into shares of the Company's common stock at a conversion rate of 104.8108 shares per $1,000 principal amount of Notes, or a conversion price of approximately $9.54 per share of its common stock. A Note holder who tenders Notes for exchange during the Special Exchange Period will receive 104.8108 shares of the Company's common stock and the Additional Exchange Consideration per $1,000 principal amount of Notes tendered. The Additional Exchange Consideration includes accrued and unpaid interest up to, but not including, the exchange date.

Item 1. Summary Term Sheet.

  •
  The Company is offering to pay a cash premium if holders of outstanding 5.00% Convertible Senior Subordinated Notes due 2010 tender their Notes in exchange for shares of the Company's common stock.

  •
  Holders who validly tender and do not validly withdraw Notes for exchange prior to the Expiration Date will be entitled to receive for each $1,000 principal amount of Notes (1) 104.8108 shares of the Company's common stock issuable upon exchange of the Notes, which is equivalent to a conversion price of approximately $9.54 per share of the Company's common stock and (2) $150.00 in cash, which includes accrued and unpaid interest up to, but not including, the exchange date.

  •
  The Offer will expire at 12:00 midnight, New York City time, on December 20, 2006, unless extended or earlier terminated by the Company.

  •
  The Offer is not conditioned upon any minimum principal amount of Notes being tendered.

  •
  The Offer is being made in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act, as amended (the "Securities Act"), and exemptions under state securities laws, and has not been registered with the SEC.

        For more details regarding the terms of the Offer, see the information set forth in the Offering Circular under the heading "Summary—Summary of the Offer" and "Questions and Answers About the Offer," which is incorporated herein by reference.

Item 2. Subject Company Information.

  (a)
  Name and Address.    The issuer of the securities subject to the Offer is Reliant Energy, Inc., a Delaware corporation. The Company's executive offices are located at 1000 Main Street, Houston, Texas 77002. The Company's telephone number is (713) 497-3000.

  (b)
  Securities.    The subject class of securities is the Company's 5.00% Convertible Senior Subordinated Notes due 2010. As of November 21, 2006, $275 million aggregate principal amount of Notes were outstanding.

  (c)
  Trading Market and Price.    The Notes are not listed on any national securities exchange, but are designated for trading in The PORTAL Market. To the knowledge of the Company, the Notes are traded infrequently in transactions arranged through brokers, and reliable market quotations for the Notes are not available.

Item 3. Identity and Background of Filing Person.

  (a)
  Name and Address.    Reliant Energy, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

        As required by General Instruction C to Schedule TO, the following persons are the directors, executive officers or controlling persons of the Company as of the date of this Schedule TO:

Name	Position
Joel V. Staff	Chairman of the Board and Chief Executive Officer
Mark M. Jacobs	Executive Vice President and Chief Financial Officer
Brian Landrum	Executive Vice President, Operations
Jerry J. Langdon	Executive Vice President, Public and Regulatory Affairs and Corporate Compliance Officer
Michael L. Jines	Senior Vice President, General Counsel and Corporate Secretary
Suzanne L. Kupiec	Senior Vice President, Risk and Structuring
Karen D. Taylor	Senior Vice President, Human Resources and Chief Diversity Officer
Thomas C. Livengood	Senior Vice President and Controller
E. William Barnett	Director
Donald J. Breeding	Director
Kirbyjon H. Caldwell	Director
Steven L. Miller	Director
Laree E. Perez	Director
Evan J. Silverstein	Director
William L. Transier	Director

        The address of each director and executive officer listed above is Reliant Energy, Inc., 1000 Main Street, Houston, Texas 77002 and each such person's telephone number is (713) 497-3000.

Item 4. Terms of the Transaction.

  (a)
  Material Terms.    The information set forth in the Offering Circular under the headings "Summary—Summary of the Offer," "Questions and Answers About the Offer," "The Offer" and "Certain United States Federal Income Tax Considerations" is incorporated herein by reference.

  (b)
  Purchases.    No officer, director or affiliate of the Company is a beneficial owner of Notes. Accordingly, the Company does not anticipate that any officer, director or affiliate of the Company will participate in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  (e)
  Agreements Involving the Subject Company's Securities.

  Registration Rights Agreement

        In connection with the Company's 2003 offering of $275,000,000 aggregate principal amount of 5.00% Convertible Senior Subordinated Notes due 2010, the Company entered into a registration rights agreement with the initial purchasers of the Notes. Under the terms of the Registration Rights Agreement, the Company agreed to use its reasonable best efforts to keep the registration statement effective until the earlier of (1) the sale pursuant to the shelf registration statement of all securities registered hereunder; (2) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to all the Notes and the shares of common stock issuable upon exchange of the Notes held by persons that are not its affiliates; or (3) June 24, 2005.

        The Company may suspend the use of the prospectus that pertains to the Notes under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any 90-day period and not to exceed an aggregate of 90 days in any 365-day period.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (a)
  Purposes.    The information set forth in the Offering Circular under the heading "The Offer—Background and Purpose" is incorporated herein by reference.

  (b)
  Use of Securities Acquired.    The Company will cancel the Notes acquired pursuant to the Offer.

  (c)
  Plans.

  (1)
  None.
  (2)
  None.
  (3)
  The information set forth in the Offering Circular under the heading "Capitalization" is incorporated herein by reference.
  (4)
  None.
  (5)
  None.
  (6)
  None.
  (7)
  None.
  (8)
  None.
  (9)
  None.
  (10)
  None.

Item 7. Source and Amount of Funds and Other Consideration.

  (a)
  Source of Funds.    The information set forth in the Offering Circular under the headings "Fees and Expenses" and "Capitalization" is incorporated herein by reference.

  (b)
  Conditions.    Not applicable.

  (d)
  Borrowed Funds.    Not applicable.

Item 8. Interest in Securities of the Subject Company.

  (a)
  Securities Ownership.    The information set forth in the Offering Circular under the heading "Interest of Directors and Executive Officers of Reliant Energy" is incorporated herein by reference.

  (b)
  Securities Transactions.    The information set forth in the Offering Circular under the heading "Interest of Directors and Executive Officers of Reliant Energy" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

  (a)
  Solicitations or Recommendations.    None.

Item 10. Financial Statements.

  (a)
  Financial Information.    The information set forth in the Offering Circular under the heading "Ratio of Earnings to Fixed Charges" is incorporated herein by reference. In addition, the information set forth under Part II, Item 8 and Part IV, Item 15(a)(1) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and under Part I,

    Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, is incorporated herein by reference and may be accessed electronically on the SEC's website at http://www.sec.gov.

  (b)
  Pro Forma Information.    The Information set forth in the Offering Circular under the heading "Ratio of Earnings to Fixed Charges," "Selected Historical and Pro Forma Financial Information and Other Data" and "Capitalization" is incorporated herein by reference.

  (c)
  Summary Information.    The Information set forth in the Offering Circular under the heading "Ratio of Earnings to Fixed Charges," "Selected Historical and Pro Forma Financial Information and Other Data" and "Capitalization" is incorporated herein by reference.

Item 11. Additional Information.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

  (1)
  None.

  (2)
  The Company is not aware of any federal or state regulatory approvals required for the consummation of the Offer, other than compliance with applicable securities laws.

  (3)
  Not applicable.

  (4)
  Not applicable.

  (5)
  None.

  (b)
  Other Material Information.

    None.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offering Circular dated November 22, 2006.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.
(a)(1)(iv)	Form of Letter to Clients.
(a)(1)(v)	Press Release Regarding Offer dated November 22, 2006.
(b)	None.
(d)(i)
Registration Rights Agreement relating to 5.00% Convertible Senior Subordinated Notes due 2010 among Reliant Resources, Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Banc of America Securities LLC, dated as of June 24, 2003 (Incorporated by reference to Exhibit 4.7 to Reliant Energy, Inc.'s Registration Statement on Form S-3, File No. 333-107295, filed on July 24, 2003).
(d)(ii)
Indenture relating to 5.00% Convertible Senior Subordinated Notes due 2010 between Reliant Resources, Inc. and Wilmington Trust Company, as Trustee, dated as of June 24, 2003 (Incorporated by reference to Exhibit 4.5 to Reliant Energy, Inc.'s Registration Statement on Form S-3, File No. 333-107295, filed on July 24, 2003).
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RELIANT ENERGY, INC.
	By:	/s/ MICHAEL L. JINES
Michael L. Jines Senior Vice President, General Counsel and Corporate Secretary
Dated: November 22, 2006

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offering Circular dated November 22, 2006.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.
(a)(1)(iv)	Form of Letter to Clients.
(a)(1)(v)	Press Release Regarding Offer dated November 22, 2006.
(b)	None.
(d)(i)
Registration Rights Agreement relating to 5.00% Convertible Senior Subordinated Notes due 2010 among Reliant Resources, Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Banc of America Securities LLC, dated as of June 24, 2003 (Incorporated by reference to Exhibit 4.7 to Reliant Energy, Inc.'s Registration Statement on Form S-3, File No. 333-107295, filed on July 24, 2003).
(d)(ii)
Indenture relating to 5.00% Convertible Senior Subordinated Notes due 2010 between Reliant Resources, Inc. and Wilmington Trust Company, as Trustee, dated as of June 24, 2003 (Incorporated by reference to Exhibit 4.5 to Reliant Energy, Inc.'s Registration Statement on Form S-3, File No. 333-107295, filed on July 24, 2003).
(g)	None.
(h)	None.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX